Exhibit 99.1

UCOMMUNE INTERNATIONAL LTD

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	USD
		(Unaudited)	(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	165,792	80,941	12,084
Restricted cash	50,703	—	—
Short-term investments	26,423	34,501	5,151
Accounts receivable, net of allowance of RMB26,158 and RMB26,550 as of December 31, 2021 and June 30, 2022, respectively	132,264	94,157	14,057
Prepaid expenses and other current assets, net	147,676	128,024	19,113
Amounts due from related parties, current	54,715	21,440	3,201
Total current assets	577,573	359,063	53,606

Non-current assets
Long-term investments	22,231	22,231	3,319
Property and equipment, net	231,795	217,372	32,453
Right-of-use assets, net	678,769	532,178	79,452
Intangible assets, net	16,639	5,444	813
Goodwill	43,011	—	—
Rental deposit	35,920	27,682	4,133
Long-term prepaid expenses	72,135	72,135	10,769
Amounts due from related parties, non-current	498	158	24
Other assets, non-current	194,444	105,825	15,799
Total non-current assets	1,295,442	983,025	146,762
TOTAL ASSETS	1,873,015	1,342,088	200,368

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	USD
		(Unaudited)	(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	47,774	35,446	5,292
Long-term borrowings, current portion	15,137	14,523	2,168
Accounts payable	263,218	214,759	32,063
Accrued expenses and other current liabilities	294,382	226,764	33,856
Amounts due to related parties, current	34,660	24,729	3,692
Deferred workspace membership fee	52,131	11,802	1,762
Contract liabilities	23,913	7,400	1,105
Income taxes payable	4,436	7,890	1,178
Deferred subsidy income	8,108	7,900	1,179
Convertible bond	—	9,668	1,443
Share-based liabilities, current	2,571	4,051	605
Put option liabilities	—	852	127
Lease liabilities, current	285,200	267,550	39,944
Total current liabilities	1,031,530	833,334	124,414

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	USD
		(Unaudited)	(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Long-term borrowings	646	909	136
Refundable deposits from members, non-current	21,766	19,021	2,840
Deferred tax liabilities	362	39	6
Lease liabilities, non-current	428,486	296,840	44,317
Warrant liabilities	11,211	39,497	5,897
Share-based liabilities, non-current	1,303	1,771	264
Total non-current liabilities	463,774	358,077	53,460
TOTAL LIABILITIES	1,495,304	1,191,411	177,874

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 3,896,916 and 3,901,106 issued and outstanding as of December 31, 2021 and June 30, 2022, with par value of US$0.002 and US$0.002, respectively(i))	54	54	8
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 472,622 and 472,622 issued and outstanding as of December 31, 2021 and June 30, 2022, with par value of US$0.002 and US$0.002, respectively(i))	6	6	1
Additional paid-in capital(i)	4,566,956	4,589,903	685,254
Statutory reserves	6,051	6,051	903
Accumulated deficit	(4,237,604)	(4,466,873)	(666,887)
Accumulated other comprehensive income	1,091	2,461	367
Total Ucommune International Ltd shareholders’ equity	336,554	131,602	19,646
Noncontrolling interests	41,157	19,075	2,848
TOTAL EQUITY	377,711	150,677	22,494
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,873,015	1,342,088	200,368

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a). Further, the ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
Revenue:
Workspace membership revenue	185,079	161,336	24,087
Marketing and branding service revenue (including services provided to a related party of RMB3,099 and RMB12,822 for six months ended June 30, 2021 and 2022)	238,692	98,164	14,655
Other service revenue (including services provided to related parties of RMB10,847 and RMB3,690 for six months ended June 30, 2021 and 2022)	77,264	37,827	5,647
Total revenue	501,035	297,327	44,389

Cost of revenue:
Workspace membership (including services provided by related parties of RMB3,671 and RMB419 for six months ended June 30, 2021 and 2022)	(244,817)	(180,925)	(27,011)
Marketing and branding service (including services provided by related parties of RMB826 and RMB4,269 for six months ended June 30, 2021 and 2022)	(228,266)	(97,184)	(14,509)
Other services	(57,027)	(30,277)	(4,520)
Total cost of revenue	(530,110)	(308,386)	(46,040)
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(9,742)	(97,740)	(14,592)
Impairment loss on goodwill	—	(43,011)	(6,421)
Sales and marketing expenses	(28,141)	(14,853)	(2,217)
General and administrative expenses	(227,892)	(75,327)	(11,246)
Change in fair value of warrant liability	(20,181)	(16,103)	(2,404)
Change in fair value of put option liability	—	201	30
Loss from operations	(315,031)	(257,892)	(38,501)

Interest expense, net	(664)	(5,515)	(823)
Subsidy income	2,623	2,644	395
Impairment loss on long-term investments	(461)	—	—

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
Loss on disposal of subsidiaries	(950)	(4,498)	(672)
Other income, net	31,855	17,291	2,581
Loss before income taxes and loss from equity method investments	(282,628)	(247,970)	(37,020)
Provision for income taxes	(1,082)	(3,772)	(563)
Loss from equity method investments	(27)	—	—
Net loss	(283,737)	(251,742)	(37,583)
Less: Net income/(loss) attributable to noncontrolling interests	14,385	(22,473)	(3,355)
Net loss attributable to Ucommune International Ltd	(298,122)	(229,269)	(34,228)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd(i)
–Basic and diluted(i)	(70.55)	(52.42)	(7.83)
Weighted average shares used in calculating net loss per share(i)
–Basic and diluted(i)	4,225,852	4,373,728	4,373,728

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a). Further, the ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
Net loss	(283,737)	(251,742)	(37,583)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	(2,033)	1,233	184
Total Comprehensive loss	(285,770)	(250,509)	(37,399)
Less: Comprehensive income/(loss) attributable to noncontrolling interest	14,385	(22,610)	(3,376)
Comprehensive loss attributable to Ucommune International Ltd’s shareholders	(300,155)	(227,899)	(34,023)

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Additional			Accumulated other	Total Ucommune International Ltd		Total
	Shares(i)	Amount (i)	paid-in capital(i)	Statutory Reserve	Accumulated deficit	comprehensive loss	shareholders’ equity	Noncontrolling interests	shareholders’ equity
Balance as of December 31, 2020	4,022,591	55	4,230,656	5,065	(2,240,205)	4,742	2,000,313	185,303	2,185,616
Net loss	—	—	—	—	(298,122)	—	(298,122)	14,385	(283,737)
Foreign currency translation adjustment	—	—	—	—	—	(2,033)	(2,033)	—	(2,033)
Share issuance upon the underwritten public offering, net of issuance costs	246,914	4	93,311	—	—	—	93,315	—	93,315
Issuance of Earn-out shares to the Founder	100,000	1	(1)	—	—	—	—	—	—
Stock-based compensation	—	—	183,659	—	—	—	183,659	—	183,659
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	24	24
Acquisition of noncontrolling interests	—	—	6,521	—	—	—	6,521	(6,971)	(450)
Disposal of subsidiary	—	—	—	—	—	—	—	(1,790)	(1,790)
Round-up of fractional shares in connection with share consolidation	33
Balance as of June 30, 2021 (unaudited)	4,369,538	60	4,514,146	5,065	(2,538,327)	2,709	1,983,653	190,951	2,174,604
Balance as of December 31, 2021 in RMB	4,369,538	60	4,566,956	6,051	(4,237,604)	1,091	336,554	41,157	377,711
Net loss	—	—	—	—	(229,269)	—	(229,269)	(22,473)	(251,742)
Foreign currency translation adjustment	—	—	—	—	—	1,370	1,370	(137)	1,233
Stock-based compensation	—	—	22,596	—	—	—	22,596	—	22,596
Capital contribution from noncontrolling shareholders	—	—	351	—	—	—	351	528	879
Round-up of fractional shares in connection with share consolidation	4,190
Balance as of June 30, 2022 in RMB (unaudited)	4,373,728	60	4,589,903	6,051	(4,466,873)	2,461	131,602	19,075	150,677
Balance as of June 30, 2022 in USD (unaudited)	4,373,728	9	685,254	903	(666,887)	367	19,646	2,848	22,494

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a). Further, the ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
Net cash used in operating activities	(109,696)	(107,225)	(16,008)

Cash Flows from investing activities
Settlement of term deposits	42,950	—	—
Purchase of short-term investments	(295,572)	(130,680)	(19,510)
Settlement of short-term investments	291,242	122,602	18,304
Purchase of property and equipment	(38,592)	(25,958)	(3,875)
Proceeds from disposal of property and equipment	61	127	19
Purchase of intangible asset	8	—	—
Loan collected from third parties	—	3,000	448
Payment for long-term investment	(14,603)	—	—
Cash deduction due to disposal of subsidiaries	—	(17)	(3)
Cash received for business acquisitions, net of cash paid	4,976	—	—
Proceeds from disposal of subsidiaries	205	—	—
Investment of cash in Trust Account	(19,041)	—	—
Net used in investing activities	(28,366)	(30,926)	(4,617)

Cash flows from financing activities
Capital reduction in a subsidiary
Capital contribution from noncontrolling shareholders	24	879	131
Acquisition of noncontrolling interests	(450)	—	—
Loan repaid to related parties	(9,750)	—	—
Loan received from third parties	34,743	2,126	317
Loan repaid to third parties	(23,097)	(20,957)	(3,129)
Cash received from issuing convertible bond	—	17,684	2,640
Underwritten public offering financing, net of listing fee	111,559	—	—
Net cash provided by/(used in) financing activities	113,029	(268)	(41)

Effects of exchange rate changes	(1,760)	2,865	428
Net decrease in cash, cash equivalents and restricted cash	(26,793)	(135,554)	(20,238)
Cash, cash equivalents and restricted cash – beginning of the period	400,790	216,495	32,322
Cash, cash equivalents and restricted cash – end of the period	373,997	80,941	12,084

Supplemental disclosure of cash flow information:
Interest paid	5,458	6,465	965
Income taxes paid	2,196	642	96

Supplemental disclosure of noncash information:
Payable for purchase of property and equipment	100,707	123,203	18,394
Payable for investments and acquisitions	32,688	10,544	1,574
Right-of-use assets obtained in exchange for new operating lease liabilities	35,291	20,162	3,010
ROU assets disposed as reduction of operating lease liabilities due to lease termination	119,399	74,333	11,098

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
Cash and cash equivalents	165,792	80,941	12,084
Restricted cash, current	50,703	—	—
Total cash, cash equivalents and restricted cash	216,495	80,941	12,084

The accompanying notes are an integral part of these consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 and 2022
(Amounts in thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATIONS AND PRINCIPAL ACTIVITIES

Ucommune Group Holdings Limited (“Ucommune Group”) was founded in 2018 and was incorporated in the Cayman Islands. On June 29, 2020, Orisun Acquistion Corp. (“Orisun”), a special purpose acquisition company (“SPAC”), entered into a share exchange agreement (the “Share Exchange Agreement”) with Ucommune Group. Pursuant to the Share Exchange Agreement, Ucommune International Ltd (“the Company”), which is a subsidiary wholly owned by Orisun, acquired all of the issued and outstanding ordinary shares of Ucommune Group from the shareholders of Ucommune Group by newly issuing ordinary shares of Orisun to the shareholders of Ucommune Group (“SPAC Transaction”). The SPAC Transaction was consummated on November 17, 2020. Ucommune Group’s shareholders remains the controlling financial interests of Ucommune Group after the SPAC Transaction, which was accounted for as a reverse recapitalization and fully described below. In connection with the closing of the SPAC Transaction, Orisun had been ceased and Ucommune International Ltd continued as the surviving company.

Ucommune International Ltd, its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in providing long-term leasing, on-demand and short-term leasing solutions to freelancers, start-up entrepreneurs, small medium enterprises and corporations by delivering well-furnished and fully-serviced space on a flexible basis in the People’s Republic of China (“PRC”). The individuals and enterprises registered on U bazaar, a mobile app of the Group are referred to as members.

a.	Reverse recapitalization

On November 17, 2020, the Company consummated the SPAC Transaction pursuant to the Share Exchange Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Ucommune Group in exchange for 70,000,000 ordinary shares of the newly issued to the Company. In connection with Ucommune Group’s indemnification obligations under the Share Exchange Agreement, 3,140,567 Ordinary Shares escrow shares (which will not be fully paid at issuance) will be issued to the escrow agent to hold in escrow for the escrow period to satisfy any potential claims against the current Ucommune Group shareholders brought pursuant to the Share Exchange Agreement.

Ucommune Group was determined to be the accounting acquirer given Ucommune Group effectively controlled the combined entity after the SPAC Transaction. The transaction is not a business combination because the Company was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Ucommune Group for the net monetary assets of the Company, accompanied by a recapitalization. Ucommune Group is determined as the predecessor and the historical financial statements of Ucommune Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.4783 established in the reverse recapitalization transaction, which is 70,000,000 divided by 146,341,551 (131,312,984 ordinary shares and 15,028,567 ordinary shares to be issued for options granted by Ucommune Group), to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares remained $0.0001, the subscription receivable was adjusted retrospectively from negative $12 to $nil, and the difference of $5 was adjusted retrospectively as in addition paid-in capital as of December 31, 2020.

Upon the consummation of the SPAC Transaction, the net assets of the Company were USD 5,885 in cash which had been consolidated in the consolidated balance sheets.

In addition, 4.0 million earnout shares (“Earnout Shares”) were granted to certain shareholders of Ucommune Group. The shareholders may be entitled to receive Earnout Shares as follows: (a) 2,000,000 Class A Ordinary Shares if (i) the volume weighted average price(“VWAP”)of the Company Class A Ordinary Shares equals or exceeds $16.50 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2022 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB850,000,000 in the fiscal year of 2020 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2020; (b) 1,000,000 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds $22.75 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2023 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,275,000,000 in the fiscal year of 2021 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2021; and (c) 1,000,000 Class A Ordinary Shares if (i) the VWAP of the Company Class A Ordinary Shares equals or exceeds $30.00 (or any foreign currency equivalent) in any twenty trading days within a thirty trading day period before December 31, 2024 on any securities exchange or securities market on which the Company Ordinary Shares are then traded or (ii) the revenue of Ucommune Group exceeds RMB1,912,000,000 in the fiscal year of 2022 pursuant to the audited consolidated financial statements of Ucommune Group as of and for the fiscal year ended December 31, 2022.

b.	Reorganization

Prior to the SPAC Transaction, Ucommune Group undertook a series of steps as follows to restructure its business (the “Reorganization”):

Ucommune (Beijing) Venture Investment Co., Ltd. (“Ucommune Venture”) was established in April 2015, as a limited liability company in the PRC incorporated by Dr. Daqing Mao and other co-founders. After the incorporation, Ucommune Venture completed a series of financing by issuing equity interests with certain preferential rights to investors.

During September 2018 to June 2019, Ucommune Venture undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). The Re-domiciliation was executed in the following steps:

1)	In September 2018, Ucommune Group was incorporated in the Cayman Islands to be the holding company of the Group. In December 2018, the Company established Ucommune Group Holdings (Hong Kong) Limited (“Ucommune HK”), a wholly owned subsidiary of the Company as an intermediate holding company. In January 2019, Ucommune HK established a wholly foreign owned enterprise, Ucommune (Beijing) Technology Co., Ltd. (“WFOE”), for the purpose of establishing a VIE structure as further described in 3) below.

2)	In May and June 2019, Ucommune Group issued an aggregate of 90,646,360 ordinary shares to all Ucommune Venture’s then existing shareholders at par value, in the same proportions as the percentage of equity interest they held in Ucommune Venture. Before the issuance of ordinary shares, Ucommune Group, its subsidiaries, its consolidated VIEs and the VIEs’ subsidiaries are under common ownership with Ucommune Group. Then, upon the issuance of the ordinary shares, the equity structure of Ucommune Group is identical to that of Ucommune Venture. The preferential rights of Ucommune Venture’s equity interest holders were cancelled upon the issuance of ordinary shares by the Company, which was accounted for as a modification.

3)	In May 2019, a series of VIE agreements were entered into between WFOE, Ucommune Venture and the shareholders of Ucommune Venture. Those arrangements effectively provided control over the operations of Ucommune Venture to WFOE. Upon the completion of step 2) and 3), the Re-domiciliation was completed.

Prior to the Re-domiciliation, Ucommune Group and Ucommune Venture are under the same ownership. The Re-domiciliation was accounted for as a reorganization of entities under common ownership. As a result, the accompanying financial statements have been prepared on a combined basis using historical cost.

c.	The VIE arrangements

The Company operates substantially all of its business through its VIEs including Ucommune Venture and Beijing U Bazaar. On May 20, 2019, WFOE entered into a series of contractual arrangements with Ucommune Venture, Beijing U Bazaar, and the respective equity interest holders. The series of contractual agreements include exclusive business cooperation agreement, exclusive call option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

The Group believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and is able to consolidate the VIEs and VIEs’ subsidiaries.

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2021, and June 30, 2022, the VIEs and their subsidiaries accounted for an aggregate of 93.2% and 100.5%, respectively, of the Group’s consolidated total assets, and 93.0% and 97.5% respectively of the Group’s consolidated total liabilities.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2021 and June 30, 2022 and for the six months ended June 30, 2021 and 2022 was included in the accompanying condensed consolidated financial statements:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB (Unaudited)	USD (Note 2)
Cash and cash equivalents	125,064	59,778	8,925
Other current assets	382,788	328,162	48,993
Total current assets	507,852	387,940	57,918
Property and equipment, net	229,655	217,362	32,451
Right-of-use assets, net	644,886	518,160	77,359
Goodwill	28,912	—	—
Other non-current assets	333,442	225,125	33,610
Total non-current assets	1,236,895	960,647	143,420
TOTAL ASSETS	1,744,747	1,348,587	201,338
Accounts payable	261,204	214,904	32,084
Lease liabilities, current	256,178	245,678	36,679
Other current liabilities	436,031	387,396	57,837
Total current liabilities	953,413	847,978	126,600
Lease liabilities, non-current	413,593	292,386	43,652
Other non-current liabilities	24,077	21,740	3,246
Total non-current liabilities	437,670	314,126	46,898
Total liabilities	1,391,083	1,162,104	173,498

	For the Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	485,863	283,515	42,328
Net loss	(129,256)	(198,796)	(29,679)
Net cash provided by/(used in) operating activities	61,527	(14,274)	(2,131)
Net cash used in investing activities	(5,145)	(33,060)	(4,936)
Net cash provided by/(used in) financing activities	3,008	(17,952)	(2,680)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

d.	Recent development

Novel coronavirus (COVID-19) was first found in December of 2019. Subsequently, COVID-l9 spread rapidly around the world. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. This has resulted in a material and negative effect on the economy and rental market in China and caused significant loss of our business, decrease in our occupancy rates, particularly in the quarters ended March 31, 2020 and June 30, 2020 until the quarters ended June 30, 2022, which in turn resulted in a decrease in our revenue.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2022 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

2.	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and use of estimates

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) which include the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries under which they are under common ownership. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation allowance for deferred tax assets, incremental borrowing rate, allowance for doubtful accounts, impairment of right-of-use (“ROU”) assets, other long-lived assets, goodwill and long-term investments, and valuation of the Group’s share-based liabilities, warrant liabilities and put option liabilities. Actual results may differ materially from those estimates.

The accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, the Group’s ability to generate sufficient cash flows from operations, and the Group’s ability to arrange adequate financing arrangements.

The Group has incurred recurring operating losses since its inception, including net losses of RMB2,163 million and RMB252 million for the year ended December 31, 2021 and the six months ended June 30, 2022, respectively. Net cash used in operating activities was RMB199 million and RMB107 million for the year ended December 31, 2021 and the six months ended June 30, 2022, respectively. Accumulated deficit was RMB4,467 million as of June 30, 2022. As of June 30, 2022, the Company had cash and cash equivalents of RMB81 million. The COVID-19 pandemic negatively impacted the Group’s business operations for the six months ended June 30, 2021 and 2022 and has continued to impact the Group’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with our core business, push collection of long term receivables, controlling operating costs and optimizing operational efficiency to improve the Group’s cash flow from operations. The Group also plans to raise additional capital, including among others, obtaining debt financing, to support its future operation.

The Group continues to explore opportunities to grow its business. However, it has not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and the Group expects the operating losses and negative cash flows from operations will continue for the foreseeable future. If it is unable to grow the business to achieve economies of scale in the future, it will become even more difficult for the Group to sustain a sufficient source of cash to cover its operating costs. There can be no assurance, however, that the Group will be able to obtain additional financing on terms acceptable to the Group, in a timely manner, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin, push collection of long term receivables and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The Group’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

b.	Impairment of ROU assets and other long-lived assets

The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Company measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate, operating costs. The weighted average cost of capital is used as the discount rate. The Group recorded RMB3,397 and nil impairment losses on its ROU assets, RMB6,345 and RMB312 impairment losses on its property and equipment, nil and RMB8,808 impairment losses on its intangible assets, nil and RMB88,620 impairment losses on its other non-current assets during the six months ended June 30, 2021 and 2022, respectively.

c.	Convenience translation

The Group’s business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the combined and consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into US dollars as of and for the six months ended June 30, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.6981 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2022, or at any other rate.

d.	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

e.	Property and equipment, net

Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Leasehold improvement	Shorter of the lease term or estimated economic life
Building	20 years
Furniture	5 years
Office equipment	3 years
Vehicles	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the combined and consolidated statements of operations.

f.	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the combined and consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Group) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

Management has determined that the Group has three reporting units within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of three and one reporting unit are less than its carrying amount as of December 31, 2021 and June 30, 2022.

Therefore, management performed quantitative assessment using the discounted cash flow method and taking into account the market capitalization when determining the fair value of each reporting unit. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of each reporting unit; (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts; and (d) the EBITDA multiples used in the market approach fair value method. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Based on the result of the Group’s goodwill impairment assessment, RMB1,504,525 impairment loss were recognized for the year ended December 31, 2021 and RMB43,011 impairment loss were recognized for the six months ended June 30, 2022, respectively (see Note 6).

g.	Convertible bond and detachable warrants

The Group issued convertible bond with detachable warrants in January 2022. The Group has evaluated that the convertible bond with detachable warrants is a bundle of freestanding financial instruments and should be separately accounted. With respect to the convertible bond, the Group has evaluated whether the conversion feature of the bond is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815 —Accounting for Derivative Instruments and Hedging Activities (“ASC 815”). Based on the Group's evaluation, the conversion feature is not considered to be bifurcated because the conversion feature is either clearly and closely related to the Convertible Bond or meet the scope exception under ASC 815-10-15. The Group has determined that there was no beneficial conversion feature attributable to the convertible bond, as the effective conversion price is not below fair value of the equity interest to be converted on the commitment dates.

The Group has evaluated the embedded put option in accordance with ASC815 has had determined the put option meet the definition of a derivative and need to be bifurcated and measured under the fair value as the convertible bond was issued at a substantial discount and is contingently exercisable. The Group classifies put option in its condensed consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

The Group has evaluated the detachable warrants in accordance with ASC 815 has had determined the detachable warrants meet the definition of a derivative and need to be measured under the fair value. The Group classifies warrants in its condensed consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

h.	Lease

After adoption of ASC 842, the Group made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Group has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases continue to be recognized in the combined and consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

The Group leases properties for its co-working space and other locations. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term.

The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk, credit risk and an adjustment for collateral.

For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the combined and consolidated balance sheets.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses include rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses before it incurs or becomes probable.

From the Perspective of Lessor

The Group recognizes workspace membership revenue under ASC 842, and all the lease contracts are operating leases. The Group provides various leasing solutions for its members and generates revenues from monthly rent in the form of membership services fees or office desk rental fee. The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), as well as fee-based for the use of conference room. The price of each membership varies, based on the basis of the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space in the contract. The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of the Group’s lease contracts are fixed lease payment contracts. The Group’s variable lease payments consist of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred. Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. The Group applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC842. The lease term for most of the membership services is less than one year. The leases do not have renewal options and penalty is imposed if the lessees early terminate the leases. Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide the Group with a deposit which is normally one-month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member’s unpaid balance.

The residual value of the Group’s lease assets represents the fair value of the leased assets at the end of the lease terms. The Group relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

Operating lease income from fixed payments and variable lease income for the six months ended June 30, 2021 and 2022 were as follows:

	For the six months ended June 30,
	2021	2022
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating lease income from fixed payments	181,581	161,336
Variable operating lease income	3,498	—
Total	185,079	161,336

Lease payments receivable for the following five years as of June 30, 2022 were as follows:

As of June 30, 2022
RMB
(Unaudited)
2023	147,317
2024	53,172
2025	22,646
2026	14,693
2027	11,514
Thereafter	116,615
Total	365,957

i.	Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

(i)	Workspace membership revenue

As set out in Note 2 “Lease, from the perspective of lessor”, workspace membership revenue is recognized under ASC 842.

(ii)	Marketing and branding services revenue

Marketing and branding services revenue primarily consists of advertising services revenue, generated by a subsidiary acquired in 2018. The service provided is accounted for as a single performance obligation and revenue is recognized over the service period by using the advertisement placed as output method.

(iii)	Other services revenue

Other services revenue primarily consists of 1) interior design and construction revenue, 2) co-working space management fees, 3) SaaS services and IOT solutions revenue and 4) charges to members for ancillary services including printing copying, etc. Design and construction revenue is generated from two subsidiaries acquired in 2018 and one subsidiary acquired in 2021. Design revenue is recognized over time based on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost. Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided. Variable consideration is estimated as the most likely amount to which the Group expects to be entitled. SaaS service and IOT solution is generated from a subsidiary acquired in 2019 and recognized upon the service was completed. Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all marketing and branding revenue, and other services revenue is recognized over time during the six months ended June 30, 2021 and 2022.

j.	Share-based compensation

Share-based compensation expense arises from the Company’s share-based awards granted to its employees and non-employees.

In determining the fair value of share options granted, a binomial option pricing model is applied.

Share-based compensation expense for share options granted is recognized on a tranche-by-tranche method over the requisite service period. The Company elected to not estimate the forfeiture rate, but to account for the forfeiture when forfeitures occur.

A change in any of the terms or conditions of share awards is accounted for as a modification. The Company calculates the incremental compensation cost of modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. The Company recognizes, over the remaining requisite service period of the modified awards, the sum of the incremental compensation cost and the remaining unrecognized compensation cost, if any, for the original award on the modification date.

k.	Warrant liability

In connection with the issuances of ordinary shares, the Group may issue options or warrants to purchase ordinary shares. In certain circumstances, these options or warrants may be classified as liabilities, rather than as equity.

Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity. Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations during the period in which such instruments are outstanding.

l.	Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is an emerging-growth company and has elected to adopt the new standard as of the effective date applicable to nonissuers. The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805) (“ASU 2021-08”), which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements

Recently adopted accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. The Group adopted this guidance on January 1, 2022 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting new standard.

3.	RISKS AND CONCENTRATION

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB131,600 and RMB66,669 as of December 31, 2021 and June 30, 2022, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. As of December 31, 2021 and June 30, 2022, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC. There are three and one customer individually represent greater than 10% of total net revenue for the six months ended June 30, 2021 and 2022, respectively.

There are two and nil supplier that individually represent greater than 10% of the total cost of revenue (excluding impairment loss) for the six months ended June 30, 2021 and 2022.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
		(Unaudited)
Advances to suppliers(i)	49,652	50,156
Prepaid VAT	36,315	26,187
Rental deposit, current	27,361	20,616
Staff advances	5,314	3,890
Prepaid consulting expenses	5,259	2,341
Short-term construction deposits	5,559	4,686
Prepaid short-term rent	4,899	5,672
Interest receivable	166	676
Receivables from third-party payment platform	563	3,166
Others(ii)	33,647	35,878
Total	168,735	153,268
Less: Allowance for doubtful accounts	(21,059)	(25,244)
Total	147,676	128,024

The Group recognized bad debt loss for prepayment and other current assets of RMB5,662 and RMB4,185 in 2021 and six months ended June 30, 2022, respectively.

Notes:

(i)	Advances to suppliers mainly includes prepaid advertising costs, occupancy maintenance and facilities management expenses, prepayment to construction and design suppliers as well as prepaid financing service fee to a trust account.

(ii)	Others mainly includes the loans provided to third parties and the non-trade receivables from third parties.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
		(Unaudited)
Leasehold improvement	346,732	342,676
Buildings	148,459	148,459
Furniture	14,480	13,618
Office equipment	27,031	26,639
Vehicles	99	99
Total cost of property and equipment	536,801	531,491
Less: Accumulated depreciation	(264,089)	(277,917)
Impairment loss	(41,889)	(36,790)
Add: Foreign exchange differences	252	66
Construction in progress	720	522
Total	231,795	217,372

Depreciation expenses for the six months ended June 30, 2021 and 2022 were RMB39,125 and RMB27,617, respectively.

Loss on disposal for the six months ended June 30, 2021 was RMB21,313, and gain on disposal for the six months ended June 30, 2022 was RMB1,496.

The building located in Kaifeng, Henan Province, with carrying amount of RMB44,087, was pledged for a 2-year RMB9,800 bank loan which was borrowed in July, 2020.

The building located in Ningbo, Zhejiang Province, with carrying amount of RMB79,900 as of June 30, 2022, was pledged for a 6-month RMB32,043 bank loan borrowed in January, 2022.

As of June 30, 2022, the Group had no significant outstanding capital commitments.

6.	GOODWILL

Goodwill consisted of the following:

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
		(Unaudited)
Beginning Balance	1,533,485	43,011
Acquisitions	14,051	—
Impairment loss	(1,504,525)	(43,011)
Ending Balance	43,011	—

During the six months ended June 30, 2022, goodwill was from the others reporting unit. The Group performed qualitative assessment for the others reporting unit and considers primary factors such as the impact of COVID-19, overall financial performance of the reporting unit, continuous decrease in the Group’s share price and other specific information related to the operations.

Based on the quantitative goodwill impairment test, the Group recorded goodwill impairment loss of RMB43,011 for the others reporting unit for the six months ended June 30, 2022. The carrying amount of goodwill of all reporting units as of June 30, 2022 was nil.

7.	LEASE

From the Perspective of Lessee

The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

The Group sub-leased the leased premises to provide various lease solutions. All of the Group’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
		(Unaudited)
ROU assets	678,769	532,178
Operating lease liabilities – current	(285,200)	(267,550)
Operating lease liabilities – non-current	(428,486)	(296,840)
Weighted average remaining lease terms	7.10 year	7.15 year
Weighted average incremental borrowing rate	10.09%	10.13%

The loss from termination of leases for the six months ended June 30, 2021 and 2022 were RMB36,497 and RMB13,089, respectively and recorded in other income, net in the condensed consolidated statement of operations.

The components of lease expenses for the six months ended June 30, 2021 and 2022 were as follows:

	For the six months ended June 30, 2021	For the six months ended June 30, 2022
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating lease expenses for variable payments	193	1,886
Operating lease expenses for fixed payments	119,729	79,114
Short-term lease expenses	1,444	5,122
Total	121,366	86,122

	For the six months ended June 30, 2021	For the six months ended June 30, 2022
	RMB	RMB
	(Unaudited)	(Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	82,808	74,333

Supplemental noncash information:

	For the six months ended June 30, 2021	For the six months ended June 30, 2022
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating lease liabilities arising from obtaining ROU assets	35,291	20,162

The future lease payments as of June 30, 2022 were as follows:

As of June 30, 2022
RMB
2023	267,550
2024	93,806
2025	78,657
2026	69,163
2027	51,396
Thereafter	70,426
Total lease payments	630,998
Less: imputed interest	(66,608)
Total lease liabilities	564,390

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
		(Unaudited)
Penalty payable	117,590	53,667
Refundable deposits from members, current	62,947	62,101
Payable for investments and acquisitions	10,556	10,544
Payable to former shareholders of acquirees	9,958	9,958
Accrued payroll	17,397	10,329
VAT payable	5,271	6,398
Other taxes payable	5,225	4,325
Interests payable	308	1,450
Others	18,937	22,850
Third-party loans	43,407	42,837
Amounts reimbursable to employees	2,786	2,305
Total	294,382	226,764

9.	COST OF REVENUE (EXCLUDING IMPAIRMENT LOSS)

Cost of revenue (excluding impairment loss) consisted of the following:

	For the six months ended June 30, 2021	For the six months ended June 30, 2022
	RMB	RMB
	(Unaudited)	(Unaudited)
Lease expenses	116,054	84,265
Employee compensation and benefits	51,393	37,283
Depreciation and amortization	38,667	27,374
Advertising costs	221,565	84,724
Other operating costs(i)	102,431	74,740
Total	530,110	308,386

Notes:

(i)	Including costs for construction and design services, utilities, maintenance, daily cleaning and others.

10.	INCOME TAXES

Cayman Islands& BVI

The Company and Ucommune Group are tax-exempted companies incorporated in the Cayman Islands. A subsidiary, Ucommune International Limited, is incorporated in BVI. The foregoing companies are not subject to income tax.

United States (“U.S.”)

Ucommune N.Y. Corp. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018.

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the condensed consolidated financial statements as it has no assessable profit for the six months ended June 30, 2021 and 2022.

Singapore

Ucommune Singapore Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the six months ended June 30, 2021 and 2022.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions. According to the requirements of Cai Shui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Zhu Hai Heng Qin New Area (“Heng Qin New Area”) are subject to a tax rate of 15%. Shengguang Zhongshuo, as a company located in Heng Qin New Area, is qualified to enjoy the 15% preferential income tax rate.

According to Caishui [2019] No. 13, Caishui [2021] No. 12 and Caishui [2022] No.13, small and low-profit enterprises have updated their preferential tax conditions. The entity should meet the three conditions: 1. The annual taxable income does not exceed RMB3,000; 2. The number of employees does not exceed 300; 3. The total assets do not exceed RMB50,000.

For small, low-profit enterprises whose annual taxable income does not exceed RMB1,000, the preferential income tax rate was 2.5%; for the annual taxable income exceeding RMB1,000 but not more than RMB 3,000, the preferential income tax rate was 5%.

	For the six months ended June 30, 2021	For the six months ended June 30, 2022
	RMB	RMB
	(Unaudited)	(Unaudited)
Current tax expense	1,524	4,095
Deferred tax benefit	(442)	(323)
Total	1,082	3,772

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets were as follows:

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
		(Unaudited)
Deferred tax assets:
Allowance for doubtful accounts	7,821	8,365
Impairment loss on long-lived assets and long-term prepaid expenses	42,634	67,684
Impairment loss on long-term investments	16,706	15,980
Accrued Liabilities	11,809	9,465
Deductible temporary difference related to advertising expenses	4,616	4,601
Deferred subsidy income	711	675
Net operating loss carrying forwards	317,242	337,490
Total deferred tax assets	401,539	444,260
Less: valuation allowance	(401,539)	(444,260)
Deferred tax assets, net	—	—

Net change in the valuation allowance of deferred tax assets are summarized as follows:

RMB
Net change of valuation allowance of Deferred tax assets
Balance at December 31, 2020	356,294
Additions-change to tax expense	66,093
NOL Reductions/expirations	(20,848)
Balance at December 31, 2021	401,539
Additions-change to tax expense	43,309
NOL Reductions/expirations	(588)
Balance at June 30, 2022	444,260

The significant components of deferred taxes liability were as follows:

	As of December 31, 2021	As of June 30, 2022
	RMB	RMB
		(Unaudited)
Deferred tax liabilities:
Acquired intangible assets	362	39

The aggregate NOLs as of June 30, 2022 was RMB1,841,326 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The aggregate NOLs as of December 31, 2021 was RMB1,778,802 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The cumulative net operating loss in the PRC can be carried forward for five years, to offset future net profits for income tax purposes. The NOLs will start to expire from 2022 if they are not used. The tax losses in Hong Kong, Singapore and U.S. can be carried forward without an expiration date.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of RMB401,539 and RMB444,260 had been provided as of December 31, 2021 and June 30, 2022, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the year ended December 31, 2021 and six months ended June 30, 2022. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion.

Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the six months ended June 30, 2021	For the six months ended June 30, 2022
	RMB	RMB
	(Unaudited)	(Unaudited)
Loss before provision for income taxes and loss from equity method investment	(282,628)	(247,970)
Income tax expense computed at an applicable tax rate of 25%	(70,657)	(61,993)
Effect of non-deductible items	39,572	14,094
Effect of preferential tax rate	(850)	3,987
Effect of income tax rate difference in other jurisdictions	10,484	4,375
Change in valuation allowance	22,533	43,309
Total	1,082	3,772

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

If the Company were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the Foreign Invested Enterprise (“FIE”); or 10%, if the investor holds less than 25% in the FIE.

11.	CONVERTIBLE BOND AND DETACHABLE WARRANTS

On January 26, 2022, the Company entered into and closed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for the offering of a $3,000,000 principal amount 8% senior convertible bond (the “Bond”), a warrant (the “Series A Warrant”) to purchase 3,750,000 ordinary shares (187,500 of ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022) (the “Ordinary Shares”) of the Company, at an exercise price of $4.05 per Ordinary Share ($81 per Ordinary Share retrospectively restated for effect of share consolidation on April 21, 2022), a warrant (the “Series B Warrant”) to purchase 18,750,000 Ordinary Shares (937,500 of ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022), at an exercise price of $1.00 per ordinary share ($20 per Ordinary Share retrospectively restated for effect of share consolidation on April 21, 2022), and a warrant (the “Series C Warrant”, together with the Series A Warrant and the Series B Warrant, the “JAK Warrants”) to purchase 18,750,000 Ordinary Shares (937,500 of ordinary shares retrospectively restated for effect of share consolidation on April 21, 2022), at an exercise price of $4.05 per Ordinary Share ($81 per Ordinary Share retrospectively restated for effect of share consolidation on April 21, 2022). The net proceeds to the Company from the offering were approximately $2.6 million.

The Bond matures on January 25, 2023 and pays interest in cash at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2022. The Company may also elect to pay accrued interest in Class A ordinary shares, at a rate of 12.0% per annum, assuming a conversion rate equal to the lesser of (a) the conversion price then in effect or (b) the average of the volume weighted average price of Class A ordinary shares for the five consecutive trading days ending on the applicable interest payment date. The Bond is convertible at the option of the purchaser into Class A ordinary shares equal to 125% of the principal amount of the Bond at an initial conversion price equal to the lesser of (i) $1.00 ($20 retrospectively restated for effect of share consolidation on April 21, 2022), subject to certain adjustments, and (ii) 100% of the lowest daily volume weighted average price of Class A ordinary shares during the ten consecutive trading days prior to the conversion date.

On March 1, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to set a floor price of $0.30 per Ordinary Share ($6.00 per Ordinary Share retrospectively restated for effect of share consolidation on April 21, 2022) for the conversion price of the Bond and exercise price of the Warrants.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The JAK Warrants are classified as a liability. The Company uses the binomial lattice model to value JAK Warrants and the fair value allocated to the JAK Warrants at the date of issuance was RMB11,020. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the condensed consolidated statement of operations. The fair value change loss of the warrant liability was RMB27,499 for the six months ended June 30, 2022. No warrants were exercised as of June 30, 2022.

12.	SHARE-BASED COMPENSATION

a.	Incentive Plan

2019 Plan

On September 19, 2019, September 1, 2020 and October 13, 2020, Ucommune Group granted 13,870,231, 1,843,899 and 191,062 share options (693,512, 92,195 and 9,553 of its share options retrospectively restated for effect of share consolidation on April 21, 2022) to Ucommune Group’s employees and non-employees (the “Grantees”) at an exercise price of $0.0001 per share ($0.002 per share retrospectively restated for effect of share consolidation on April 21, 2022) respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The options will vest in accordance with four types of vesting schedules set out in the respective option award agreement.

For type 1, 100% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO.

For type 2, 50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 50% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO.

For type 3, 50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO.

For type 4, 50% of the awarded options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 30% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the third anniversary date of the Company’s IPO.

On September 1,2020, The vesting schedule of the award options for certain employees and non-employees has been changed from “50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO”(Type 3) to “100% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO”(Type 1).

2020 Plan

In connection with the SPAC Transaction, the Company adopted the 2020 Plan on November 17, 2020 (the “Replacement Date”), which is also the effective date of the SAPC Transaction to assume and replace the 2019 Plan. The Company rolled over options granted under the 2019 Plan with nearly the same terms. One option granted under the 2019 Plan was assumed and replaced by 0.4783 option under the 2020 Plan and the exercise price of the options was increased from $0.0001 per share to $0.00021 (0.0001 divided by 0.4783) per share (from $0.002 per share to $0.00418 retrospectively restated for effect of share consolidation on April 21, 2022). The 2020 Plan provides for the issuance of up to an aggregate of 7,188,661 of Class A ordinary shares (359,433 of its share options retrospectively restated for effect of share consolidation on April 21, 2022).

The fair value of option granted was estimated on the date of grant using the binominal option- pricing model with the following assumptions used for grants during the applicable periods:

	For the years ended December 31,		For the six months ended June 30,
	2019	2020	2022
	RMB	RMB	RMB
Risk-free interest rate	1.80%	0.66% – 0.71%	1.74%
Volatility	37.34%	22.67% – 35.44%	109.99%
Dividend yield	—	—	—
Life of options (in years)	10	10	10
Fair value of underlying ordinary shares*	830.20	689.40	81.59

*	The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4)	Life of options

Life of options is extracted from option agreements.

Prior to the consummation of the SPAC Transaction, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after November 17, 2020, were the closing prices of the Company’s ordinary shares traded in the stock exchange.

A summary of options activities during the six months ended June 30, 2022 is presented below:

	Number of options*	Weighted average exercise price USD*	Weighted average grant date fair value RMB*	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at December 31, 2020	348,935	0.004	811.80	8.85	287,773
Granted	—	—	—
Exercised	(45,216)	0.004	806.80
Forfeited	(5,426)	0.004	803.00
Options outstanding at December 31, 2021	298,293	0.004	812.60	7.84	26,237
Granted	15,000	0.004	81.59
Exercised	(17,279)	0.004	677.45
Forfeited	—	—	—
Options outstanding at June 30, 2022	296,014	0.004	783.50	7.43	7,044
Options vested and expected to vest as of June 30, 2022	296,014	0.004	783.50	7.43	7,044
Options exercisable as of June 30, 2022	209,088	0.004	765.60	7.51	4,981

*	The shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $3.55 of the Company’s ordinary share on June 30, 2022.

The fair values of the options granted for the six months ended June 30, 2022 are as follows:

For the six months ended June 30, 2022
RMB
Weighted average grant date fair value of option per share*	81.59
Aggregate grant date fair value of options**	1,224

*	The weighted average grant date fair value of option per share is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

**	In connection with the SPAC transaction effective date on November 17, 2020, the Company adopted the 2020 Plan and replace the 2019 Plan. Therefore, the aggregated grant date fair value of options for the year ended December 31, 2019 of RMB 575,788 was replaced by RMB 275,402. The aggregated grant date fair value of options granted in 2020 was RMB 98,430.

As of June 30, 2022, there was approximately RMB30,848 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.42 years.

Total share-based compensation expense for the six months ended June 30, 2022 were as follows:

	For the six months ended June 30,
	2021	2022
Cost of revenue	21,360	6,438
Selling and marketing	11,935	3,420
General and administrative	42,933	12,738
Total share-based compensation expense	76,227	22,596

b.	Earn-out compensation from SPAC Transaction

In connection with SPAC Transaction, 4,000,000 Earnout Shares (200,000 of its earnout shares retrospectively restated for effect of share consolidation on April 21, 2022) were granted to certain shareholders of Ucommune Group as disclosed in Note 1 (b).

The Company accounted for the Earnout Shares as share-based compensation under ASC 718. The Company determined the fair value of the earn-out shares using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. Assumptions used to estimate the fair values of the share options granted or modified were as follows:

For the years ended December 31, 2020
RMB
Risk-free interest rate	0.10% – 0.24%
Volatility	29.80% – 32.58%
Dividend yield	—
Life (in years)	0.45 – 2.45
Fair value of the underlying ordinary shares (USD)*	163.40

*	The fair value of the underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

Total share-based compensation expense of earn-out shares for the six months ended June 30, 2022 were as follows:

	For the six months ended June 30,
	2021	2022
General and administrative	106,379	—

c.	Share Incentive

In May 2021, the Group acquired 100% equity interests of Guangdong Wanhe Green Technology Co., Ltd (“Guangdong Wanhe”) and Share Incentive in term of the Group’s share of RMB 29.0 million were awarded to certain management of Guangdong Wanhe. The management may be entitled to receive the Share Incentive as follows: (a) 40% of the Share Incentive and an additional share award of RMB 1.15 million if the revenue of Guangdong Wanhe exceeds RMB30,000,000 for the period from acquisition date through December 31, 2021 pursuant to the audited consolidated financial statements of Guangdong Wanhe; (b) 40% of the Share Incentive if the revenue of Guangdong Wanhe exceeds RMB55,000,000 in the fiscal year of 2022 pursuant to the audited consolidated financial statements of Guangdong Wanhe as of and for the fiscal year ended December 31, 2022; (c) 20% of the Share Incentive if the revenue of Guangdong Wanhe exceeds RMB65,000,000 in the fiscal year of 2023 pursuant to the audited consolidated financial statements of Guangdong Wanhe as of and for the fiscal year ended December 31, 2023. In addition, shares valued at 5% of the overfulfilled revenue should be awarded for each performance evaluation period. The Share Incentive should be automatically forfeited if the employment terminates during the performance evaluation period.

Total share-based compensation expense of Share Incentive for the six months ended June 30, 2022 were as follows:

For the six months ended June 30, 2022
General and administrative	1,948

13.	NET LOSS PER SHARE

For the six months ended June 30, 2021 and 2022, for the purpose of calculating net loss per share as a result of the reorganization as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the reorganization took place at the beginning of the period presented.

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the six months ended June 30, 2021	For the six months ended June 30, 2022
	RMB	RMB
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Ucommune International Ltd’s shareholders	(298,122)	(229,269)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share*	4,225,852	4,373,728
Basic and diluted net loss per share**	(70.55)	(52.42)

*	The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

**	The potential dilutive securities were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive.

14.	RELATED PARTIES BALANCES AND TRANSACTIONS

The Group had the following related parities:

a.	Executive Officers and companies controlled by executive officers

b.	Equity method investees

c.	Companies controlled by the same controlling shareholders.

d.	The 30% equity holder of Shengguang Zhongshuo

e.	The wholly owned subsidiary of d.

I.	Balances:

The Group had the following related party balances:

	Relationship	Notes	As of December 31, 2021	As of June 30, 2022
			RMB	RMB
				(Unaudited)
Amounts due from related parties:
Guangdong Advertising Co., Ltd.	(d)	(i)	35,872	4,024
Youxiang Group	(c)	(ii)	19,230	17,458
Others		(iii)	111	116
			55,213	21,598

	Relationship	Notes	As of December 31, 2021	As of June 30, 2022
			RMB	RMB
				(Unaudited)
Amounts due to related parties:
Youxiang Group	(c)	(iv)	20,159	19,612
Guangdong Marketing Advertising Group	(e)	(v)	12,280	2,803
Others			2,221	2,314
			34,660	24,729

Notes:

(i)	Amounts due from Guangdong Advertising Co., Ltd. are marketing service fee receivable and prepaid advertising fee.

(ii)	Amounts due from Youxiang Group are construction fee and rental deposits.

(iii)	Amounts due from others are operating management fees and operating management fees and prepaid marketing service fee.

(iv)	Amounts due to Youxiang Group are accrued lease expenses, property management expenses and borrowing with annual interest rate of 4.785%

(v)	Amounts due to Guangdong Marketing Advertising Group are accounts payable for advertisement distribution services.

II.	Transactions:

Lease expenses

			Six months Ended June 30, 2021	Six months Ended June 30, 2022
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(i)	3,671	419

Revenues

			Six months Ended June 30, 2021	Six months Ended June 30, 2022
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(ii)	10,847	3,690
Guangdong Advertising Co., Ltd.	(d)	(iii)	3,099	12,822

Property management expense

			Six months Ended June 30, 2021	Six months Ended June 30, 2022
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(iv)	795	3,503

Purchase of advertisement distribution resources

			Six months Ended June 30, 2021	Six months Ended June 30, 2022
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Guangdong Advertising Co., Ltd.	(d)	(v)	25	428
Guangdong Advertising Marketing Group	(e)	(v)	801	3,841

Other income from lease expense waivers

			Six months Ended June 30, 2021	Six months Ended June 30, 2022
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(vi)	—	951

Notes:

(i)	The amount represents rental expense for the operating lease to Youxiang Group.

(ii)	The amount represents consulting, construction and designing services provided to Youxiang Group.

(iii)	The amount represents marketing services provided to Guangdong Advertising Co., Ltd.

(iv)	The amount represents property management services provided by Youxiang Group.

(v)	The amount represents advertisement distribution services provided by these related parties.

(vi)	The amount represents other income due to termination of the operating lease to Youxiang Group.

15.	COMMITMENTS AND CONTINGENCIES

Capital commitment

As of June 30, 2022, the Group had no significant outstanding capital commitments.

Contingencies

From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows.

16.	SUBSEQUENT EVENTS

In July 2022, the Company disposed of one of its buildings located in Kaifeng, Henan Province to Youxiang Group with a total consideration of RMB23,000 evaluated by the assistance of a third-party appraiser, of which RMB16,150 was used to settlement the payables due to Youxiang Group. No gain or loss will be recognized as it is the transaction under common control.

On August 29, 2022, the Company and the Purchaser entered into amendment agreements (“Amendment”) to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $4.50 per Ordinary Share from $6.0 per Ordinary Share as amended on March 1, 2022 for the conversion price of the Bond and exercise price of the Warrants. The Company has evaluated the accounting impact on private placement and determined that the amendment has no impact on the condensed consolidated financial statements.

The Company has evaluated subsequent events through the issuance of the condensed consolidated financial statements and no other subsequent event is identified that would have required adjustment or disclosure in the condensed consolidated financial statements.